Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
June 22, 2010	NYSE: SLW

SILVER WHEATON ANNOUNCES GOLDCORP’S PEÑASQUITO MINE COMPLETES CONSTRUCTION OF SECOND PROCESSING LINE AHEAD OF SCHEDULE

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton”) (TSX, NYSE:SLW) is pleased to announce that, as reported by Goldcorp Inc. (“Goldcorp”) in a press release dated June 22, 2010, the second sulphide processing line (Line 2) at Goldcorp’s world-class gold-silver-lead-zinc Peñasquito mine in Zacatecas, Mexico, has achieved mechanical completion ahead of its previously expected third quarter completion date.

Over life of mine, Peñasquito is forecast to produce an average of approximately 28 million ounces of silver annually over an initial 22 year mine life, of which Silver Wheaton is to receive 25% or approximately seven million ounces of silver annually.

Peñasquito's Line 1 is regularly operating at a designed daily throughput of 50,000 tonnes, and Line 2 is now in the commissioning phase and ramping up to add another 50,000 tonnes per day of capacity. In the first days of commissioning and ramp-up of Line 2, combined process plant throughput already reached in excess of 86,400 tonnes per day. Line 2 alone has reached peak daily throughput of over 52,000 tonnes. In addition, the project’s concentrate grades and quality remain well within expectations.

Construction of the project’s 30,000 tonnes per day high pressure grinding roll circuit is also on track for completion in the fourth quarter, and Peñasquito’s full production ramp-up to designed 130,000 tonnes per day capacity remains on track for early 2011.

“We remain extremely pleased with the impressive construction and ramp up progress at Peñasquito, Silver Wheaton’s cornerstone growth asset for the next several years,” said Peter Barnes, Chief Executive Officer of Silver Wheaton. “With full mine production forecast for early 2011, our stakeholders continue to recognize significant value from Peñasquito, the second largest silver deposit in the world and soon to be Mexico’s largest mine.”

For a video clip of the full Peñasquito processing plant in operation, please visit Goldcorp’s website at www.goldcorp.com and click on Operations/Peñasquito.

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Forecast 2010 production, based upon its current agreements, is 22.2 million ounces of silver and 20,000 ounces of gold, for total production of 23.5 million silver equivalent ounces. By 2013, annual production is anticipated to increase significantly to approximately 38 million ounces of silver and 59,000 ounces of gold, for total production of over 40 million silver equivalent ounces. This growth is driven by the Company's portfolio of world-class assets, including silver streams on Goldcorp's Peñasquito mine and Barrick's Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com